(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 0-18291 CUSIP NUMBER 90335C100

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. Home Systems, Inc.

_____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

7500 State Highway 121 Bypass, Suite 170

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Lewisville, Texas 75067

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

U.S. Home Systems, Inc. (the “Company”) is in the process of responding to comments received by it on March 25, 2004 from the staff of the Securities and Exchange Commission (the “SEC”) related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). The Company believes it is important that the disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (the “2003 10-K”), including the audited financial statements contained therein, be responsive to the comments received from the SEC staff and consistent with the amendment to Form S-1 to be filed by the Company in response to those comments. The Company’s efforts to respond to these comments have resulted in a delay in the Company’s ability to file the 2003 10-K.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard B. Goodner ____________________________________ (Name)	(214) _____________________ (Area Code)	488-6324 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. Home Systems, Inc.

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004	By:	/s/ Murray H. Gross

Murray H. Gross, Chief Executive Officer
and President

Part IV - Attachment

During 2003, the Company experienced growth in its home improvement operations and changed the business method used in its consumer finance segment. Those changes will be reflected in the results of operations to be reported in the 2003 10-K to be filed by the Company. The Company cannot quantify the changes in results of operations at this time because the Company currently is in the process of finalizing the 2003 10-K.